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Citigroup Global Markets Inc.
388 Greenwich Street
New York, NY  10013


May 1, 2006


Securities and Exchange Commission
Division of Corporate Finance
100 F St., N.E.
Washington, D.C. 20549

Att:    Matthew Benson

Re:     Delek US Holdings, Inc.
        Registration Statement on Form S-1
        File No. 333-131675

Dear Ladies and Gentlemen:

In connection with the proposed offering of the above-captioned securities, we wish to advise you that we, as a representative of the underwriters, hereby join with Delek US Holdings, Inc.'s request that the effective date of the above-captioned Registration Statement be accelerated so that the same will become effective on May 3, 2006 at 11:00 a.m. New York City time or as soon as practicable thereafter.

The following is supplemental information supplied under Rule 418(a)(7) and Rule 460 under the Securities Act of 1933:

(i)    Date of preliminary prospectus:  April 20, 2006
(ii)   Dates of distribution:  April 20, 2006 -  April 28, 2006
(iii) Number of prospective underwriters to whom the preliminary prospectus was furnished: 7
(iv)   Number of prospectuses so distributed:  approximately  22,500
(v)    Compliance with Rule 15c2-8 under the Securities Exchange Act of 1934:
       Included in Master Agreement Among Underwriters of Salomon Smith
       Barney Inc. (now known as Citigroup Global Markets Inc.).


Very truly yours,

Citigroup Global Markets Inc.

/s/ John C. Cocchiarella

John C. Cocchiarella
Senior Vice President